05013404

Austrian

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL DEC 19 2005 WASH, D.C.

December 7, 2005

Ref.: **Rule 12g3-2(b) File No. 82-4970**

SUPPL

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

A U S T R I A N   A I R L I N E S
Österreichische Luftverkehrs AG

Dr. Prisca Havranek-Kosicek
Investor Relations Manager

Encl.

T:\EIR\VORLAGEN\SEC-BRIEF-NEU.DOC

PROCESSED
DEC 21 2005
THOMSON
FINANCIAL

12/21

Austrian Airlines
Österreichische
Luftverkehrs AG
Member of IATA

Head Office
Fontanastrasse 1
A-1107 Vienna
Phone +43 (0)5 1766-0
Fax (+43 1) 688 55 05
www.aua.com

Passenger services office
Kärntner Ring 18
A-1010 Vienna
Phone +43 (0)5 1766-7630
Reservation
Phone +43 (0)5 1789

Airport Base
A-1300 Vienna-Airport
Phone (+43 1) 7007-0

Disclosure under § 14 HGB:
Stock Company, Vienna
Commercial Court Vienna
FN 111000k
DVR: 0091740

000496

Austrian

December 12, 2005

Ad-hoc Release

BALANCED ADJUSTED EBIT EXPECTED FOR 2006

Adjusted EBIT in 2005 forecast at minus EUR 60 million

Company set to reach 10 million passenger milestone

The Austrian Airlines Group expects to produce a balanced adjusted EBIT for the financial year 2006. With production overall forecast to expand by approximately four percent measured in available seat-kilometres (scheduled and charter traffic), the company is continuing to base its calculations on a high kerosene price-level.

The adjusted EBIT for 2005 is expected to be approximately minus EUR 60 million. Due to the intensified fleet harmonisation and resultant sale of aircraft, in particular two Airbus A340-200 and three CRJ-100, however, the figure for exceptionals will be strongly negative.

Due to above-average passenger increases since May of this year, Austrian Airlines expects to break its previous record for the number of passengers carried, with a total of 10 million passengers in 2005. The decisive factor in this historic breakthrough has been the company's successful specialisation within the Focus East strategy (services to Eastern Europe, Middle and Far East) and the offensive marketing and offers policies.

Dr. Prisca Havranek-Kosicek, Investor Relations, Austrian Airlines, Tel.: +43 (0) 5 1766 - 3642, Fax: +43 (0) 5 1766 3333, e-mail: prisca.havranek-kosicek@aua.com

Rückfragehinweis / For further information: Unternehmens- & Marktkommunikation / Corporate- & Market Communications-A U S T R I A N A I R L I N E S G R O U P: Johannes DAVORAS / Johann JURCEKA / Livia DANDREA-BÖHM / Patricia STRAMPFER Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:johannes.davoras@aua.com / mailto:johann.jurceka@aua.com / mailto:livia.dandrea-boehm@aua.com / mailto:patricia.strampfer@aua.com, www.aua.com / www.austrianairlines.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Unternehmens- und Marktkommunikation / Corporate- & Market Communications Division of the Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@aua.com

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